



NATIONAL HEALTH INVESTORS

VOTE THE GOLD PROXY CARD OR GOLD VOTING INSTRUCTION FORM

DEAR FELLOW NHI STOCKHOLDERS,

As you may have seen, both leading independent proxy advisory firms – Institutional Shareholder Services Inc. ("ISS") and Glass, Lewis & Co. ("Glass Lewis") – recently recommended stockholders vote "**FOR**" the election of both of Land & Buildings' independent nominees – Jim Hoffmann and Adam Troso – to the National Health Investors, Inc. (NYSE: NHI) ("NHI" or the "Company") Board of Directors (the "Board") at the 2025 Annual Meeting of Stockholders (the "2025 Annual Meeting"), scheduled for May 21, 2025.

You no longer have to take our word for it – these independent, objective expert firms left no doubt about the right path forward for your investment. We encourage you to vote on the GOLD proxy card today for both of Land & Buildings' nominees in order to maximize your investment and finally address the deep-seated issues in NHI's boardroom that have been holding it back for decades.

In its report supporting Land & Building's case for change, ISS criticized the NHI Board's poor governance track record and interconnections with tenant National Healthcare Corp. ("NHC"), stating:[1]

> "Overall, the **board's approach to corporate governance has been remarkably reactive and defensive.**"

> "...the **board's governance gaffes and reactive reversals do not inspire confidence among its shareholders.**"

> "...it is unlikely that the **profitability of its NHC relationship** or the quality of NHI's own board governance will improve **without reducing the ties between board members and NHC. The dissident has made a case for change.**"

> "The **board would benefit from fewer directors with ties to NHC.**"

Glass Lewis shared concerns about the interconnections with NHC and questioned the Board's independence, noting:[2]

> "[Robert Adams and Jimmy Jobe's] prolonged tenure and historical ties to NHC continue **to raise legitimate questions about their ability to provide fully objective oversight in connection with one of the Company's most sensitive and strategically significant leases.**"

> "...shareholder confidence in the outcome of the NHC lease renewal, and in the board's governance posture more broadly, would be **better served by more substantive change.**"

> "**...ongoing concerns regarding legacy relationships and board independence remain unresolved...**"





Both firms concluded Land & Buildings' nominees bring the right experience and backgrounds to oversee value-enhancing change in the boardroom.

> **"** ISS noted: "In addition to their independence, **both Hoffmann and Troso appear to have relevant experience. Hoffmann has served on the board of three REITs, and Troso has experience with real estate transactions and corporate governance,** from his time as an investment banker."

> **"** Glass Lewis stated: "... the election of both Dissident Nominees in place of Management Nominees Adams and Jobe, would **enhance the board's independence and credibility while bringing complementary experience in real estate investment, governance, and capital allocation.**"

As NHI stockholders, you deserve a Board free from conflicts of interest and fully committed to maximizing value. We believe this starts by introducing new voices and addressing the corporate governance issues that have hindered progress in the Company's boardroom for decades.

If elected, Land & Buildings' independent nominees Jim Hoffman and Adam Troso will bring true independence, renewed accountability and fresh perspectives necessary to help transform NHI for the benefit of all stockholders.

We strongly urge you to follow the recommendations of both ISS and Glass Lewis to vote on the <mark>GOLD</mark> proxy card or <mark>GOLD</mark> voting instruction form TODAY to elect Jim Hoffmann and Adam Troso. Together, we can ensure that NHI is positioned for long-term success and value creation.

Should you have any questions or need assistance with voting, please contact Saratoga Proxy Consulting, LLC at (888) 368-0379 or (212) 257-1311 or by email at info@saratogaproxy.com. Copies of our definitive proxy materials and other important information relating to our solicitation can be found at www.NHIBoardRx.com.

PROTECT YOUR INVESTMENT. PLEASE SIGN, DATE, AND MAIL THE <mark>GOLD</mark> PROXY CARD OR <mark>GOLD</mark> VOTING INSTRUCTION FORM TODAY!

[1]Permission to quote ISS was neither sought nor obtained. Emphasis added
[2]Permission to quote Glass Lewis was neither sought nor obtained. Emphasis added.

